PAYMENT PROCESSING SERVICES ADDENDUM TO SOFTWARE AND SERVICES LICENSE AGREEMENT

This Payment Processing Services Addendum to Software and Services License Agreement (including any exhibit referenced herein, collectively, this "Addendum") made and effective as of the Effective Date, contains the terms and conditions upon which NCIT will make available to Licensee through its wholly-owned subsidiary, North Capital Private Securities Corporation ("NCPS", and together with NCIT, as applicable, "North Capital"), and Payment Processing Providers (as defined below) the Payment Processing Services (as defined below). NCPS shall be a third party beneficiary to this Addendum.

NCIT and Licensee are parties to a certain Software and Services License Agreement, which contains the terms and conditions upon which NCIT has granted to Licensee a revocable, non-exclusive, non-transferable and non-sublicensable license to use certain software, computer programs, business processes, integrated services and documentation as more particularly described therein, and to which this Addendum is incorporated therein by this reference and made a part thereof with respect to the Payment Processing Services (as may be amended or restated from time to time and including this Addendum and any other outstanding addendums for the Services, collectively, the "Agreement"). Capitalized terms used in this Addendum and not otherwise defined shall have the meanings set forth in the Agreement.

1.   Additional Definitions. When used in this Addendum, the following terms shall have the respective meanings indicated, such meanings to be applicable to both the singular and plural forms of the terms defined:

"ACH" means Automated Clearing House.

"Addendum" has the meaning set forth in the preamble.

"Addendum Term" has the meaning set forth in Section 9.1.

"Agreement" has the meaning set forth in the preamble.

"Charge" means a credit or debit instruction to capture funds from an account maintained and used in connection with a Payment Method.

"Chargeback" means an instruction initiated by or on behalf of an Authorized User to return funds for an existing Charge.

"Deposit" has the meaning set forth in Exhibit A.

"Dispute" means an instruction initiated for the return of funds for an existing Charge (including a Chargeback or dispute on a Network or on the ACH network).

"Escrow Agreement" has the meaning set forth in Section 7.

"Escrow Party" has the meaning set forth in Section 7.

"Financial Services Terms" means the additional terms required by one or more of Payment Processing Provider, Payment Method Provider or Payment Method Acquirer related to specific financial services.

"Fine" means any fines, levies or other charges imposed as a result of a violation of Law or this Addendum, or as permitted by the Payment Method Rules.

"Legal Process" has the meaning set forth in Section 12.

"NACHA" means National Automated Clearing House Association.

"NACHA Operating Rules" means NACHA's operating rules that apply to the ACH network as in effect from time to time.

"NCPS" has the meaning set forth in the preamble.

"Networks" means payment cards such as Visa U.S.A., Inc. and Visa International, MasterCard International Incorporated, American Express and Discover Financial Services, LLC.

"Network Rules" means operating rules that apply to Networks as in effect from time to time.

"North Capital" has the meaning set forth in the preamble.

"Payment Method" means a type of payment method accepted as part of the Payment Processing Services, such as credit card, debit card and ACH.

"Payment Method Acquirer" means a financial institution that is authorized by a Payment Method Provider to enable the use of a Payment Method by accepting Charges on behalf of the Payment Method Provider, and routing these Charges to the Payment Method Provider, such financial institution to constitute a "Subcontractor" as defined in the Agreement.

"Payment Method Provider" means the provider of a Payment Method, such provider to constitute a "Subcontractor" as defined in the Agreement.

"Payment Method Rules" means the guidelines, bylaws, rules and regulations imposed by the Payment Processing Provider that operate the payment processing and the Payment Method Providers and Payment Method Acquirers that operate Payment Methods supported thereby (including Network Rules and NACHA Operating Rules), as in effect from time to time, such guidelines, bylaws, rules and regulations to constitute "Documentation" as defined in the Agreement.

"Payment Processing Fees" has the meaning set forth in Exhibit A.

"Payment Processing Provider" means the payment processer designated by North Capital from time to time, currently Worldpay, Inc., such payment processer to constitute a "Subcontractor" as defined in the Agreement.

"Payment Processing Services" means services to process Charges through Licensee made by Authorized Users in connection with Transactions as such services are available to North Capital to provide through the Payment Processing Provider, such services to constitute "Services" as defined in the Agreement.

"Payment Terms" means the additional terms that apply between Licensee or an Authorized User and one or more of



Payment Processing Provider, Payment Method Provider or a Payment Method Acquirer related to a specific Payment Method.

"Platform" has the meaning set forth in Section 4.6.

"Registrants" means Licensee, its representatives, principals, beneficial owners and other individuals associated with the registration of Licensee for the Payment Processing Services.

"Restricted Business" means any activities North Capital, a Payment Processing Provider, a Payment Provider or a Payment Acquirer may identify from time to time in their sole discretion as a restricted business or activity, including, without limitation, use of the Payment Processing Services in or for the benefit of a country, organization, entity or person embargoed or blocked by any government, including those on sanctions lists identified by the United States Office of Foreign Asset Control ("OFAC"), intellectual property or proprietary rights infringement, regulated or illegal products and services, gambling, counterfeit or unauthorized goods, cryptocurrencies, adult content and services, unfair, predatory or deceptive practices and aggregation or drug paraphernalia.

"Return" means an instruction initiated to return funds unrelated to an existing Charge.

"Reversal" means an instruction initiated by NCPS, a Payment Services Provider, a Payment Method Provider or a Payment Method Acquirer to return funds for an existing Charge. Reversals may result from: (a) invalidation of a Charge by a Payment Method Provider or a Payment Method Acquirer; (b) funds settled to Licensee in error or without authorization; (c) submission of a Charge in violation of this Addendum or the Payment Method Rules; and (d) inability to deliver preordered products or services.

"Third Party Services" has the meaning set forth in Section 13.

"Transactions" has the meaning set forth in Section 2.1.

2. Payment Processing Services.

2.1 During the Addendum Term, North Capital agrees to make available the Payment Processing Services as set forth in this Addendum. Licensee may only use the Payment Processing Services to facilitate legitimate purchases, sales, orders, investments and similar transactions with, and the payment of interest, dividends, repayments and other distributions with respect thereto to, Authorized Users (collectively, "Transactions"). Licensee is solely responsible for the Transactions, as well as any relationship with Authorized Users in connection with Transactions, including the Payment Processing Services. Services are subject to the Privacy Policy and Terms of Use

2.2 North Capital is not a bank or other financial institution, Payment Processing Provider, Payment Method Provider or Payment Method Acquirer, and North Capital does not accept deposits (other than into escrow as may be provided by NCPS in support of the Transactions as provided in Section 7 or as

otherwise provided in this Addendum or by separate agreement as permitted by Law), provide loans or extend credit.

3. Registration; Information. In connection with Licensee's registration with North Capital for the Payment Processing Services and during the Addendum Term from time to time, North Capital may request from Licensee financial information and information North Capital may use to identify Registrants. Licensee authorizes and directs: (a) North Capital to retrieve information about Registrants from North Capital's service providers or other third parties, including credit reporting agencies and information bureaus; (b) such third parties to compile and provide such information to North Capital; and (c) North Capital to use such information to verify any other information provided to North Capital. Licensee shall maintain accurate, correct and complete registration information and promptly notify North Capital in writing of any changes affecting Licensee or Registrants, the nature of Licensee's business activities or any other pertinent information. North Capital may use, retain and share such information with its affiliates, Payment Processing Providers, Payment Method Providers and Payment Method Acquirers as necessary or appropriate in connection with the Payment Processing Services. Services are subject to the Privacy Policy and Terms of Use.

4. Access and Use.

4.1 Licensee may only submit Charges through the Payment Processing Services that are authorized by Authorized Users. Licensee authorizes and directs North Capital, the Payment Processing Provider, Payment Method Providers and Payment Method Acquirers to receive and settle any payment processing proceeds payable to Licensee or its affiliates or Authorized Users through the Payment Processing Services.

4.2 Licensee maintains the direct relationship with Authorized Users and is responsible for: (a) acquiring appropriate consent to submit Charges through the Payment Processing Services on their behalf; (b) providing confirmation or receipts to Authorized Users for each Charge; (c) verifying identities; and (d) determining Licensee's eligibility and authority to complete Transactions. North Capital is not responsible or liable for Charges that are later the subject of a Dispute, Chargeback, Reversal or Return, are submitted without authorization or in error, or violate this Addendum, Law or Payment Method Rules. Licensee is immediately responsible to North Capital for all Disputes, Chargebacks, Reversals, Returns and Fines regardless of the reason or timing.

4.3 Licensee shall not use, or permit others to use, the Payment Processing Services to facilitate illegal transactions, in connection with a Restricted Business, for personal, family or household purposes, to send money to others except as permitted in a Transaction or for any other purpose prohibited by this Addendum, Law or Payment Method Rules. In addition, Licensee shall not allow, and shall not allow others to: (a) access or attempt to access non-public North Capital systems, programs, Licensee Data or Payment Processing Services except as provided



in this Addendum and in compliance with Law and Payment Method Rules; (b) copy, reproduce, republish, upload, post, transmit, resell or distribute in any way, any data, content or any part of the Payment Processing Services; (c) transfer any rights granted to Licensee under this Addendum; (d) work around any of the technical limitations of the Payment Processing Services or enable functionality that is disabled or prohibited; (e) reverse engineer or attempt to reverse engineer the Payment Processing Services; (f) perform or attempt to perform any actions that would interfere with the normal operation of the Payment Processing Services or affect use of the Payment Processing Services by other users; or (g) impose an unreasonable or disproportionately large load on the Payment Processing Services.

4.4 North Capital may refuse, condition or suspend any Charges that North Capital believes may: (a) violate this Addendum or other agreements Licensee may have with North Capital or its affiliates; (b) violate Law or Payment Method Rules; (c) be unauthorized, fraudulent or illegal; or (d) expose Licensee, North Capital or others to risks unacceptable to North Capital. If North Capital suspects or knows that Licensee is using or has used the Payment Processing Services for unauthorized, fraudulent or illegal purposes, North Capital may share any information related to such activity with the appropriate financial institution, governmental authority or law enforcement agency consistent with North Capital's legal obligations. This information may include information about Licensee, Registrants, Authorized Users, Transactions and use of the Payment Processing Services. Licensee waives any right to any claim against North Capital for losses Licensee may incur that may result from such action or inaction with respect thereto.

4.5 Licensee is solely responsible for reconciling the information generated by use of the Payment Processing Services with Licensee records of Transactions and for identifying any errors. Licensee agrees to review such information and immediately notify North Capital of any errors.

4.6 If Licensee connects the Payment Processing Services to a platform ("Platform"), Licensee authorizes North Capital to permit the Platform to: (a) access any Licensee Data; and (b) assist with creating and managing Transactions and Charges. Licensee must separately agree with the Platform to pay any platform fees, and any platform fees will be in addition to any fees or expenses due pursuant to this Addendum. Once Licensee has authorized a Platform to connect to the Payment Processing Services, the Platform will continue to have access to the Payment Processing Services and will be authorized to perform its functions until Licensee specifically withdraws its authorization by providing North Capital with written notice.

5. Licensee Responsibilities and Disclosures to Authorized Users.

5.1 Licensee agrees to: (a) accurately communicate, and not misrepresent, the nature of the Transaction, and the amount of the Charge in the appropriate currency; (b) provide a receipt that accurately describes each Transaction to such Authorized User; (c) provide Authorized Users a meaningful way to contact Licensee; (d) not use Payment Processing Services to sell products or services in a manner that exposes Authorized Users to unreasonable risks or does not disclose material terms of a Transaction in advance; (e) inform Authorized Users that NCPS and Subcontractors process payment transactions for Licensee; (f) provide Authorized Users who are individuals with disclosures required by Law and Payment Method Rules; and (g) not engage in unfair, deceptive or abusive acts or practices.

5.2 Licensee is solely responsible for the security of any data on Licensee's website, Licensee's servers, in Licensee's possession or that Licensee is otherwise authorized to access or handle, including, without limitation, data of Authorized Users. Notwithstanding, in North Capital's sole discretion, North Capital may take any action to maintain the integrity and security of the Payment Processing Services, or to prevent harm to Licensee, North Capital, Authorized Users or others. Licensee waives any right to any claim against North Capital for losses Licensee may incur that may result from such action or inaction with respect thereto.

6. Payment Methods.

6.1 Use of the Payment Processing Services may be subject to, and Licensee is solely responsible for complying with and making sure Authorized Users comply with, Financial Services Terms and Payment Terms that apply with one or more Payment Processing Providers, Payment Method Providers or Payment Method Acquirers. By using the Payment Processing Services, Licensee agrees to the applicable Payment Terms and Financial Services Terms, including those that separately bind Licensee with one or more Payment Processing Providers, Payment Method Providers and Payment Method Acquirers. Additionally, such parties and NCPS may enforce the terms of this Addendum directly against Licensee. North Capital may add or remove Payment Processing Providers, Payment Method Providers and Payment Method Acquirers at any time. The Payment Terms and Financial Services Terms may also be amended from time to time.

6.2 Acceptance of payment card payments shall comply with applicable Network Rules, Payment Card Industry Data Security Standards and, if applicable, Payment Application Data Security Standards. If required by a Network, Licensee and Authorized Users shall enter into a direct contractual relationship with the Payment Method Acquirer for the Charges processed through the applicable Network. The Networks may amend the Network Rules at any time without notice, and North Capital reserves the right to change the Payment Processing Services at any time to comply with the Network Rules. The parties may share with the Networks (and the Payment Method Acquirer) information required to process Charges.

6.3 Charges submitted over the ACH network shall comply with the NACHA Operating Rules. NACHA may amend the NACHA Operating Rules at any time, and North Capital may amend this Addendum or make changes to the Payment Processing Services


as necessary to comply with the NACHA Operating Rules. Licensee shall obtain Authorized User's consent to debit or credit their bank account and initiate a Charge over the ACH network in a form and manner that complies with the NACHA Operating Rules and the documentation for ACH transactions.

6.4 Licensee's continuing use of the Payment Processing Services constitutes Licensee's consent and agreement to any such additions, removals and amendments of Payment Terms, Financial Services Terms and Payment Method Rules from time to time effective as instituted.

7.   Escrow Agreement. In connection with a Transaction, Licensee or its sponsor, manager, platform or other affiliate ("Escrow Party") shall execute an escrow agreement with NCPS to manage funds deposited into an escrow account, including funds received as a result of Payment Processing Services ("Escrow Agreement"). Licensee on its behalf and on behalf of each other Escrow Party authorizes NCPS to immediately debit the amount of any Chargebacks from such escrow account to be returned to the Authorized User. In the event the escrow account has insufficient funds or is closed, the Escrow Agreement has expired or is terminated or there is some other fact or circumstance making such debit not possible for any reason, Licensee on its behalf and on behalf of each other Escrow Party authorizes North Capital to deduct from any Escrow Party's bank account on record with North Capital the amount of any Chargebacks to be returned to the Authorized User.

8.   Payment Processing Fees; Payments.

8.1   Licensee shall pay NCIT the Payment Processing Fees in accordance with Section 8 of the Agreement as amended by this Section 8.1. Section 8.2 (Fee Increases) of the Agreement shall not apply to the Payment Processing Fees. North Capital may update the Payment Processing Fees from time to time by providing written notice to Licensee as set forth in Exhibit A and such updates shall be effective at the time of such notice.

8.2   Licensee is solely responsible for determining what taxes, if any, apply to the use of the Payment Processing Services and all payments or payouts Licensee makes to any third party through the Payment Processing Services, and for assessing, collecting, reporting and remitting applicable taxes as required by Law.

8.3   To the extent permitted by Law: (a) NCPS may collect or set-off amounts owed by an Escrow Party from balances held in an escrow account; (b) NCIT may collect or set-off amounts owed by Licensee from funds held by NCIT on Deposit; and (c) North Capital may collect or set-off amounts owed by an Escrow Party from any bank account on record with North Capital, and Licensee on its behalf and on behalf of each other Escrow Party authorizes the same. Licensee on its behalf and on behalf of each other Escrow Party guarantees all payments to North Capital in connection with the Payment Processing Services, including, without limitation, any fees or expenses in connection with a Chargeback.

9.   Addendum Term and Termination.

9.1   The term of this Addendum commences as of the Effective Date and will continue in effect until terminated as set forth in Section 9.2 below (the "Addendum Term"). The termination of the Agreement shall constitute a termination of this Addendum (unless otherwise agreed by the parties).

9.2   This Addendum may be terminated by either party as set forth in Section 10.3 of the Agreement. In addition, North Capital may suspend the Payment Processing Services or terminate this Addendum at any time for any or no reason by providing Licensee with written notice, including, without limitation, if (a) North Capital determines in its sole discretion that Licensee is ineligible for the Payment Processing Services; (b) the Payment Processing Services are used in a prohibited manner or otherwise does not comply with any of the provisions of this Addendum; (c) any Law, Payment Method Rules, Payment Processing Provider, Payment Method Provider or Payment Method Acquirer requires North Capital to do so; (d) North Capital is otherwise entitled to do so under this Addendum; or (e) North Capital determines in its sole discretion any activity may create harm or loss to the goodwill of a Payment Method. A Payment Method Provider or Payment Method Acquirer may terminate Licensee's ability to accept its Payment Method at any time and for any reason, in which case Licensee will no longer be able to accept such Payment Method under this Addendum.

9.3   This Section 9.3 is in addition to the effects of expiration or termination of the Agreement pursuant to Section 10.4 of the Agreement. The termination of this Addendum shall not relieve Licensee of its obligations arising from or relating to its activities in connection with its use of the Payment Processing Services prior to such termination, in connection with any ongoing Transactions or to pay any amounts, fees or expenses. Upon termination of this Addendum: (a) Licensee shall complete all pending Transactions and stop accepting new Transactions; (b) Licensee shall immediately remove all North Capital and payment network logos from Licensee's website in connection with the Payment Processing Services; (c) if the Addendum is terminated by North Capital for breach of this Addendum, at North Capital's election North Capital may terminate the Agreement; (d) North Capital reserves the right (but has no obligation) to delete all of Licensee Data stored on North Capital's or its affiliates' servers; (e) North Capital will not be liable to Licensee for compensation, reimbursement or damages related to the use of the Payment Processing Services, or any termination or suspension of the Payment Processing Services or handling of Licensee Data; (f) Licensee shall pay or cause to be paid such amounts then due and payable, together with all previously accrued but not yet paid amounts as provided in Section 8, Exhibit A or otherwise, on receipt of North Capital's invoice therefor; and (g) Licensee shall remain liable and responsible with respect to representations, warranties or covenants (including, without limitation, any amounts payable) occurring prior to the date of such termination, whether or not claims relating to such



representations, warranties or covenants shall have been made before or after such termination.

9.4   The provisions set forth in the following sections, and any other rights or obligations of the parties in this Addendum that, by their nature, should survive termination or expiration of this Addendum, shall survive any expiration or termination of this Addendum (including, without limitation, Section 8 (Payment Processing Fees; Payments), this Section 9 and Section 11 (Additional Licensee Indemnification)).

10. Representations and Warranties. In addition to the representations, warranties and covenants in the Agreement and in other sections of this Addendum, Licensee further represents, warrants and covenants to North Capital as of the Effective Date and at all times during the Addendum Term, as follows: (a) all users of Payment Processing Services shall be at least 18 years of age; (b) Licensee shall, and shall cause each Authorized User to, be bound by and comply with this Addendum, as applicable to the use of the Payment Processing Services; (c) Licensee shall be liable for any breach of this Addendum, and any misuse or unauthorized use of the Payment Processing Services, by Licensee or Authorized Users; (d) Licensee shall fulfill all of Licensee's obligations to Authorized Users and shall resolve all disputes with them; (e) Licensee shall conduct its business as it relates to this Addendum, including, without limitation, Transactions and the access to and use of the Payment Processing Services, in compliance with this Addendum and all Law (including, without limitation, the use or provision of financial services, transactions involving securities, notification and consumer protection, unfair competition, privacy and false advertising and handling of data) and Payment Method Rules, and has obtained and maintains all licenses, registrations, approvals and consents as are necessary or advisable to conduct such business; (f) Licensee shall not use the Payment Processing Services in connection with any Restricted Businesses or in any manner that interferes with the normal operation of the Payment Processing Services; (g) all information provided to North Capital, including, without limitation, as provided in Section 3 and with respect to Authorized Users and Transactions, shall be true, correct and complete and North Capital shall (i) be entitled to rely upon and assume the accuracy and completeness of all such information without independent investigation, and (ii) not be responsible or otherwise liable for verifying the adequacy, accuracy or completeness thereof for any purpose; (h) Licensee's representations, warranties and covenants are continuing and deemed to be reaffirmed each time the Payment Processing Services are used; and (i) Licensee shall promptly notify North Capital if any representation, warranty or covenant ceases to be true, correct, accurate and complete and shall thereafter discontinue use of the Payment Processing Services.

11. Additional Licensee Indemnification. In addition to Licensee's and its affiliates' joint and several obligation to indemnify, defend and hold harmless North Capital Indemnitees as set forth in Section 12.2 of the Agreement, Licensee shall and shall cause its affiliates, jointly and severally, to indemnify, defend and hold harmless the North Capital Indemnitees from and against any and all Losses incurred by such North Capital Indemnitees in connection with any Action that arises out of or relates to this Addendum, including, without limitation, Licensee's or an Authorized User's violation of this Addendum, Law or Payment Method Rules, use of the Payment Processing Services or handling of Licensee Data.

12. Responding to Legal Process. North Capital may respond to and comply with any writ of attachment, lien, levy, subpoena, warrant, audit, inquiry or other legal order ("Legal Process") that North Capital believes to be valid. North Capital or any Payment Processing Provider, Payment Method Provider or Payment Method Acquirer may deliver or hold any funds or any Licensee Data as required under such Legal Process, even if Licensee is receiving funds or Licensee Data on behalf of other parties. None of North Capital Payment Processing Provider, Payment Method Provider or Payment Method Acquirer shall be responsible for any Losses, whether direct or indirect, that Licensee or an Authorized User may incur as a result of their response or compliance with a Legal Process.

13. Third Party Services. North Capital may reference or provide access to third party services, products and promotions that utilize, integrate or provide ancillary services to the Services ("Third Party Services"). These Third Party Services are provided for Licensee convenience only and do not constitute North Capital's approval, endorsement or recommendation of any such Third Party Services. Licensee's access and use of any Third Party Service is based on Licensee's own evaluation and at Licensee's own risk. If Licensee decides to use a Third Party Service, Licensee will be responsible for reviewing, understanding and accepting the terms and conditions associated with such use. North Capital expressly disclaims all responsibility and liability for use of any Third Party Service. Licensee's use of a Third Party Service is subject to that Third Party Service's own terms of use and privacy policies.

14. Ratification; Incorporation by Reference. The parties ratify and affirm each of the terms and provisions of the Agreement, as added to by this Addendum, which shall remain in full force and effect. Except for the addition of this Addendum, and the provisions set forth herein, to the Agreement and definition thereof, this Addendum shall not constitute a modification, acceptance or waiver of the Agreement, any provision thereof or any rights or claims thereunder. Reference to "Agreement" in the Agreement shall as of the Effective Date include this Addendum and the various provisions apply hereto and are incorporated herein by reference (including, without limitation, notices, disclaimers of warranties, indemnification, limitations of liability, governing law and jurisdiction, etc.).

15. Conflict. With respect to the Payment Processing Services, in the event of a conflict between any provisions of the Agreement and any provisions of this Addendum, such provision of this Addendum shall control.



16. Entirety. The Agreement, including this Addendum and any other outstanding addendums for the Services, constitutes the sole and entire agreement between the parties with respect to the subject matter of the Agreement (including this Addendum and any other outstanding addendums for the Services) and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the parties relating to the subject matter of the Agreement (including this Addendum and any other outstanding addendums for the Services).

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EXHIBIT A - PAYMENT PROCESSING FEES AND EXPENSES

Licensee shall pay or cause to be paid or reimburse or cause to be reimbursed to North Capital all amounts, fees and expenses as incurred by North Capital or its affiliates in providing the Payment Processing Services, such as with respect to Chargebacks, Disputes, Fines, Returns, Reversals, overcharges and activities in violation of or as provided by Law, the Payment Method Rules or this Addendum (collectively, "Payment Processing Fees"), as are invoiced by North Capital or by means otherwise provided in Section 8 or this Exhibit A, including, without limitation, the following:

Activity	Applicable Fee
Online ACH transaction fee:	10 bps
ACH reversal fee:	$25.00 per reversal
ACH failure:	$1.50 per failure
Credit card transaction fees percentage rate:	3.15%
Credit card transaction fees base rate:	$0.70 per each
Credit card dispute/chargeback fee:	$25.00 per Chargeback

To facilitate payments to and reimbursements of North Capital pursuant to Section 8, at North Capital's request at any time Licensee shall deposit or cause to be deposited in an account designated by North Capital the amount of $5,000 in cash within three business days of the Effective Date and upon North Capital's further request from time to time to be thereafter maintained at all times ("Deposit"), which North Capital may debit for reimbursement of Payment Processing Fees and charge Licensee's credit card or initiate an ACH draw against accounts on file with North Capital for replenishment. North Capital will return any remaining amounts of the Deposit, minus unpaid Payment Processing Fees and any other outstanding amounts under this Addendum, plus any Payment Processing Fees ultimately reversed for which North Capital or its affiliate has received a credit, within the later of 180 days following the expiration or termination of this Addendum or 90 days from the date of the last Chargeback, Dispute, Return, Reversal, overcharge activity; provided that North Capital in its sole discretion may by providing Licensee written notice extend such time to return remaining amounts of the Deposit in the event North Capital reasonably believes that such activity may be longer than such period of time or that loss is otherwise likely. Licensee shall have no right to interest or other amounts with respect to amounts deposited with North Capital. In the event the amount of the Deposit is insufficient for any reason as determined by North Capital in its sole discretion, North Capital may request an increase to this amount pursuant to the fee increase provisions below.

North Capital may increase the amounts set forth in this Exhibit A by providing written notice to Licensee such increase to be effective as of such notice, and the fees will be deemed amended accordingly without further notice or consent. Licensee may terminate this Addendum upon providing written notice to North Capital pursuant to Section 15.3 of the Agreement.

ALL FEES AND EXPENSES PAID TO NORTH CAPITAL ARE NON-REFUNDABLE.